ARTICLES OF AMENDMENT TO
e-ART NETWORK, INC.

THE UNDERSIGNED, being the sole director and president of, e-Art Network, Inc., does hereby amend its Articles of Incorporation as follows:

ARTICLE I
NAME

The name of this corporation shall be e-Travel Store Network, Inc.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on September 19, 2002 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation this on September 19, 2002.

Susan Parker, President and Sole Director

The foregoing instrument was acknowledged before me on September 19, 2002 by Susan Parker who is personally known to me.

ERIC P. LITTMAN
MY COMMISSION # CC 931203
EXPIRES: April 25, 2004
Bonded Thru Notary Public Underwriters

Notary Public

My commission expires:

FILED
2002 SEP 24 PM 1:32
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

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